# AVM, L.P.
## *(an Illinois limited partnership)*

## Consolidated Statement of Financial Condition
December 31, 2025
With Report of Independent Registered Public Accounting Firm

# AVM, L.P.
## (an Illinois limited partnership)

## Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-35136 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AVM, L.P.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

777 Yamato Road Suite 300
(No. and Street)

| Boca Raton | FL | 33431 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Yelena Anuar | 561-544-4411 | yelena.anuar@avmltd.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CROWE LLP
(Name – if individual, state last, first, and middle name)

| 485 Lexington Avenue, Floor 11 | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 9/24/2003 | 173 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, <u>Yelena Anuar</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>AVM, L.P.</u>, as of <u>12/31</u>, 2 <u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DYANNA MALZAHN
MY COMMISSION # HH 469199
EXPIRES: January 24, 2028

Signature: _____

Title: _____
Chief Financial Officer

Notary Public

## This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner and Limited Partners of AVM, L.P.
Boca Raton, Florida

**Opinion on the Financial Statement**

We have audited the accompanying consolidated statement of financial condition of AVM, L.P. (the "Partnership") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Partnership’s auditor since 2024.

New York, New York
March 26, 2026

# Consolidated Statement of Financial Condition

# AVM, L.P.
## (an Illinois limited partnership)

# Consolidated Statement of Financial Condition

*December 31, 2025*

*(in thousands)*

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 9,981 |
| Due from brokers and clearing organizations | | 912 |
| Securities purchased under agreements to resell | | 10,733 |
| Receivables from affiliates | | 6,712 |
| Receivables from customers | | 628 |
| Furniture, equipment, and software, net | | 660 |
| Right of use assets | | 1,027 |
| Other assets | | 1,827 |
| Total assets | $ | 32,480 |

**Liabilities and Partners' Capital**

**Liabilities**

| | | |
|---|---|---|
| Accrued compensation | $ | 10,544 |
| Accrued expenses | | 1,159 |
| Due to brokers and clearing organizations | | 136 |
| Payables to affiliates and other related parties | | 463 |
| Lease liabilities | | 1,075 |
| Total liabilities | | 13,377 |
| **Commitments and contingencies** | | |
| General Partner | | 180 |
| Class A Limited Partners | | 18,923 |
| Total partners' capital | | 19,103 |
| Total liabilities and partners' capital | $ | 32,480 |

**AVM, L.P.**
**(an Illinois limited partnership)**
**December 31, 2025**
**Notes to Consolidated Statement of Financial Condition**

## 1. Organization and Summary of Significant Accounting Policies

**Organization and Business**

AVM, L.P. ("AVM") is an institutional broker-dealer trading in U.S. government and other fixed income securities and derivatives. AVM's core business is the provision of introducing broker services to sophisticated, institutional customers. AVM also assists its clients with obtaining access to securities financing (e.g., via repurchase arrangements), and performs collateral management, as well as clearing services as agent and other operational services, to certain customers. AVM generally offers brokerage services on a non-discretionary, agency basis and does not serve in a principal capacity to its customers. AVM conducts both its securities and futures interest businesses with other broker-dealers on a fully disclosed basis. AVM also provides investor relations and sales services to its affiliate, registered investment advisor, III Capital Management ("III"). AVM is registered with the Securities and Exchange Commission ("SEC") and as an introducing broker with the Commodity Futures Trading Commission ("CFTC"). AVM is a member of the Financial Industry Regulatory Authority ("FINRA").

**Basis of Preparation**

The consolidated statement of financial condition includes the accounts of AVM and AVM's wholly-owned subsidiaries (collectively, the "Partnership"), AVM Financial Limited ("AVM Financial") and III Capital Management (CH) LLC ("III CM (CH)").

AVM Financial is a broker-dealer located in the United Kingdom and is registered with the Financial Conduct Authority ("FCA") which currently requires it to maintain regulatory net capital in the amount of €69,159. AVM Financial met this requirement throughout the year. AVM Financial provides AVM with a presence in the European markets and the ability to provide investor relations services to AVM's European customers. All intercompany balances and transactions are eliminated in consolidation. The functional currency of AVM Financial is the U.S. dollar.

III Capital Management (CH) ("III CM (CH)") is an entity formed in March 2022 for the purpose of developing a systematic trading strategy using algorithms created by its employees. As of December 31, 2025 III CM (CH) had no assets, liabilities or ongoing operations and ultimately was liquidated and deregistered with the Swiss authorities in February of 2026. All intercompany balances and transactions are eliminated in consolidation. The functional currency of III CM (CH) is the U.S. dollar.

The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are stated in U.S. dollars.

*Estimates*

The preparation of the consolidated statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**AVM, L.P.**
**(an Illinois limited partnership)**
**December 31, 2025**
**Notes to Consolidated Statement of Financial Condition (continued)**

*Cash and Cash Equivalents*

Cash includes cash held at banks and brokers. The amount held, at times, may exceed the amount of insurance provided by the Federal Deposit Insurance Corporation. Partnership considers all highly liquid investments with the remaining maturity of three months or less, including money market funds and U.S. Treasury bills, to be cash equivalents. Cash equivalents are recorded at fair market value. At December 31, 2025, majority of the Partnership's cash was invested in an overnight money market fund (Invesco Government & Agency Portfolio) valued at approximately $9,722,000. The money market fund is categorized as a Level 1 instrument under Accounting Standards Codification ("ASC") 820, Fair Value measurement (Topic 820) as it is primarily traded in highly active, liquid and visible markets.

*Receivables from Customers*

Receivables from customers of $628,000 primarily relate to amounts due for introducing broker services provided to clients. The Partnerships estimates an allowance for credit losses using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. There is no allowance as management believes the receivables from customers are fully collectible as of December 31, 2025.

Credit risk represents the potential loss that the Partnership would incur if the customers failed to pay pursuant to the terms of their agreements with the Partnership. The Partnership minimizes its exposure to credit risk by conducting transactions with established, reputable clients.

*Due from Brokers and Clearing Organizations*

Due from brokers and clearing organizations consists of cash and deposits of $656,000, as well as $256,000 of receivables for introducing broker services.

The Partnership has arrangements with The Bank of New York Mellon Corporation ("BNY Mellon") for certain custodial and settlement services, including the receipt of payments related to securities transactions. The Partnership clears its trades under a fully disclosed clearing agreement with Pershing LLC ("Pershing"), a subsidiary of BNY Mellon, which acts as the Partnership's clearing broker. The Partnership also maintains a prime brokerage relationship with Citigroup Capital Markets Inc. A portion of the Partnership's trades are executed through clearing organizations and are settled through central counterparties, which reduces the Partnership's exposure to counterparty credit risk.

Credit risk represents the potential loss that the Partnership would incur if the counterparties and clearing organizations failed to perform pursuant to the terms of their obligations to the Partnership. The Partnership minimizes its exposure to credit risk by conducting transactions with established, reputable financial institutions. Counterparty exposure is monitored on a regular basis.

*Due to Brokers and Clearing Organizations*

Due to brokers consists of fees for clearing and custodial services provided to the Partnership of approximately $136,000.

# AVM, L.P.
## (an Illinois limited partnership)
## December 31, 2025
## Notes to Consolidated Statement of Financial Condition (continued)

*Securities Purchased Under Agreements to Resell*

Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale amounts plus accrued interest, which approximates their fair value. The securities underlying the reverse repurchase agreements include U.S. Treasury and agency obligations and mortgage-backed securities.

In a reverse repurchase agreement, it is the Partnership's policy, at the inception of the agreement, to obtain possession of the collateral with a market value equal to or in excess of the principal amount loaned. The Partnership has established policies and procedures for mitigating credit risk including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Partnership minimizes credit risk by daily monitoring of securities posted as collateral and requiring additional collateral to be deposited if necessary. The Partnership applies the practical expedient for current expected credit losses based on collateral maintenance provisions in estimating an allowance for credit losses for securities purchased under agreements to resell. The Partnership has no allowance for credit losses on securities purchased under agreements to resell as of December 31, 2025.

*Furniture, Equipment and Software, net*

Furniture, equipment and software are stated at cost and depreciated over estimated useful lives of three to seven years using a straight-line method. Leasehold improvements are amortized over the shorter of the economic useful life of the improvements or the term of the lease using a straight-line method. AVM capitalizes the qualifying costs incurred during the application development phase for internally developed software. Such internally developed software is amortized on a straight-line basis over the estimated useful life of three years beginning when such software is placed into service.

*Income Taxes*

No provision for Federal, state and local income taxes has been made in the accompanying consolidated statement of financial condition, as individual partners are responsible for their proportionate share of the Partnership's taxable income. Interest and other income realized by the Partnership from non-U.S. sources and capital gains realized on the sale of securities of non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income or gain is sourced.

Regarding AVM Financial, a provision is made for corporate tax at the current statutory rates on the excess of taxable income over allowable expenses. Deferred taxation is provided on all timing differences that have originated but not reversed by the balance sheet date other than those differences regarded as permanent. An asset is not recognized to the extent that the transfer of economic benefits in the future is not deemed to be more likely than not. Any deferred tax assets and liabilities recognized are provided at the average rate of tax expected to apply when the asset or liability settles and are not discounted. As of December 31, 2025, there were no deferred tax assets or liabilities recorded in the consolidated statement of financial condition.

The Partnership recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant

**AVM, L.P.**
**(an Illinois limited partnership)**
**December 31, 2025**
**Notes to Consolidated Statement of Financial Condition (continued)**

taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Partnership measures the tax benefit as the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement. The Partnership is subject to potential examination by taxing authorities in various jurisdictions. Open tax years are those that are open for examination by relevant taxing authorities (i.e., open tax years are generally limited to the three most recent annual tax periods for which the returns have been filed).

*Segments*

The Partnership is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, which primarily include providing introducing broker services to its institutional investors, engaging in riskless principal transactions, assisting clients with financing of their securities as well as providing sales and investor relations services to III. Active principles of the Partnership, as a group, constitute the chief operating decision maker ("CODM"). The CODM uses excess net capital (see Note 9), to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Partnership's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the partnership as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

## 2. Significant Risk Factors

The Partnership's financial instruments are subject to, but are not limited to, the following risks:

*Currency Risk*

The Partnership is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies, primarily British Pounds, may change in a manner which has an adverse effect on the reported value of the Partnership's assets and liabilities denominated in currencies other than the U.S. dollar.

*Political Risk*

The Partnership is exposed to political risk to the extent that it trades securities that are listed on various U.S. and foreign exchanges and markets. The governments in any of these jurisdictions could impose restrictions, regulations or other measures, which may have a material adverse impact on the Partnership's business.

## 3. Partnership Agreement

As of December 31, 2025, the Partnership consists of a general partner, AVM Associates, LLC, a Florida limited liability company, and Class A limited partnership interests. Net income is allocated in accordance with the partnership agreement, whereas income up to a certain threshold is allocated amongst partners based upon certain predetermined specific parameters, with the remaining amounts allocated pro-rata based on partnership interests.

**AVM, L.P.**
**(an Illinois limited partnership)**
**December 31, 2025**
**Notes to Consolidated Statement of Financial Condition (continued)**

## 4. Furniture, Equipment, and Software, net

Furniture, equipment, and software are as follows:

*December 31, 2025*

|  | (in thousands) |
|---|---|
| Computer hardware and software | $ 6,721 |
| Furniture and fixtures | 761 |
| Leasehold improvements | 2,923 |
|  | 10,405 |
| Less accumulated depreciation and amortization | (9,745) |
| Furniture, equipment, and software, net | $ 660 |

Computer hardware and software includes both purchased hardware and software and internally developed software. As of December 31, 2025, capitalized costs relating to internally developed software were $4,641,000 and were fully amortized.

## 5. Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell ("reverse repurchase agreements") are recorded at their contracted repurchase amounts plus accrued interest, which approximate their fair values due to the short-term nature of the agreements.

The Partnership enters into reverse repurchase agreements to earn interest on cash not used in its daily operations. At December 31, 2025, the Partnership held securities and cash collateral with a fair value of approximately $10,673,000 related to its reverse repurchase agreements.

During 2025, the interest rates at which such agreements were executed ranged from approximately 3.84 percent to 4.49 percent, and the maturities of the reverse repurchase agreements ranged from 1 to 33 days.

The Partnership has master repurchase agreements that allow the Partnership to offset amounts owed to a counterparty with amounts owed from the same counterparty, including any collateral, in the event the counterparty defaults. The Partnership policy is to not offset its assets and liabilities and presents items subject to such arrangements on a gross basis, when applicable, in the Consolidated Statement of Financial Condition.

## 6. Related Party Transactions

The amounts relating to affiliated transactions, as disclosed on the Consolidated Statement of Financial Condition are as follows:

# AVM, L.P.
## (an Illinois limited partnership)
### December 31, 2025
### Notes to Consolidated Statement of Financial Condition (continued)

*As of and for the year ended December 31, 2025*

|  |  | in thousands) |
|---|---|---|
| **Consolidated Statement of Financial Condition** |  |  |
| Receivables from affiliates | $ | **6,712** |
| Payables to affiliates and other related parties |  | **463** |

The Partnership is party to an agreement with its affiliate, III. Per the terms of this agreement, III pays to the Partnership sales commissions in exchange for the Partnership's sales and investor relations services for the funds managed by III. The sales commissions equal the sum of: (i) one third of all management (or equivalent) fees and (ii) 15% of all incentive fee revenues. The related receivable as of December 31, 2025, was approximately $6,712,000 and is included in receivables from affiliates on the Consolidated Statement of Financial Condition.

Additionally, pursuant to the above-mentioned agreement, III also reimburses the Partnership for utilization of its personnel in the administration of affiliated investment funds. As of December 31, 2026, III paid the Partnership $198,000 in excess of the required reimbursement and the Partnership recorded such excess amount as payable to affiliates and other related parties on the Consolidated Statement of Financial Condition.

Effective May 31, 2018, the Partnership and a former partner (the "Former Partner") entered into an agreement pursuant to which, beginning on June 1, 2018 through December 31, 2027, the Former Partner is entitled to receive additional payments from the Partnership equal to 9.99% of net income in excess of certain special allocation and target amounts. At December 31, 2025, $266,000 was outstanding and is included in payables to affiliates and other related parties in the Consolidated Statement of Financial Condition.

## 7. Leases

The Partnership recognizes and measures its leases in accordance with Accounting Standards Codification ("ASC") 842. The Partnership is a lessee in a non-cancelable operating lease for office space. The Partnership determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Partnership recognizes a lease liability and ROU asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments using a discount rate which represents the implicit rate of the lease, if readily determinable, or the Partnership's incremental borrowing rate based on information available at the date of lease commencement. The Partnership's incremental borrowing rate for a lease is the rate of interest that it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received and any impairment recognized. The lease cost for lease payments is recognized on a straight-line basis over the lease term.

**AVM, L.P.**
**(an Illinois limited partnership)**
**December 31, 2025**
**Notes to Consolidated Statement of Financial Condition (continued)**

Effective June 27, 2022, the Partnership extended the term of its office space lease, which included majority of the space covered by the prior lease. The extension is for a period of 38 months, which begins on January 1, 2025 (the end of the prior lease) and ends on February 29, 2028.

The Partnership has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Partnership is reasonably certain to exercise. The Partnership excludes options to extend or terminate leases from recognition as part of the right-of-use assets and lease liabilities, until such time when those options are reasonably certain to be executed. There are no material guarantees, options to purchase, or restrictive covenants related to leases.

The Partnership made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components as a single lease component.

Amounts reported in the consolidated statement of financial condition as of December 31, 2025 were as follows:

Operating leases: (in thousands)

| | |
|---|---|
| Operating lease ROU assets | $ 1,027 |
| Operating lease liabilities | 1,075 |

Other information related to leases as of December 31, 2025 was a follows:

Supplemental cash flow information: (in thousands)

| | |
|---|---|
| Weighted-average remaining lease term: | |
| Operating leases | 2.2 years |
| Weighted-average discount rate: | |
| Operating leases | 6.285% |

The schedule below lists approximate annual lease payments as of December 31, 2025 in connection with the Partnership's office space lease.

As of December 31, 2025, remaining annual lease payments are summarized as follows:

| | *(in thousands)* |
|---|---|
| 2026 | 537 |
| 2028 | 554 |
| 2028 | 95 |
| Total undiscounted lease payments | $ 1,186 |
| Less: imputed interest | (111) |
| Lease liability | 1,075 |

**AVM, L.P.**
**(an Illinois limited partnership)**
**December 31, 2025**
**Notes to Consolidated Statement of Financial Condition (continued)**

## 8. Commitments and Contingencies

In the normal course of business, the Partnership enters into contracts that contain a variety of indemnifications. The Partnership's maximum exposure under these arrangements is not known. However, the Partnership has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

The Partnership has a non-contributory profit sharing plan covering substantially all employees who meet specific age and service requirements. The profit-sharing plan provides for annual contributions at the discretion of the partners that may not exceed the greater of $70,000 (adjusted annually per the applicable regulatory guidelines) or 25% of eligible employee compensation. As of December 31, 2025, $327,000 related to Partnership contributions to the profit sharing plan was outstanding and payable and included in accrued compensation.

## 9. Regulatory Net Capital Requirements

Pursuant to the Uniform Net Capital Rule of the Securities Exchange Act of 1934, and CFTC Rule 1.17, the Partnership is required to maintain minimum net capital, as defined. The Partnership has elected to use the alternative method permitted by the rules in computing minimum net capital. Such method requires that the Partnership maintain minimum net capital equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions, as defined. The Partnership is required to notify its governing regulatory agencies if net capital falls below $375,000. Net capital may fluctuate on a daily basis. At December 31, 2025, the Partnership's regulatory net capital and net capital requirement were approximately $8,260,000 and $250,000, respectively.

Advances to affiliates and equity withdrawals of the Partnership are subject to certain notifications and other provisions of the rules of the SEC and other Regulatory authorities.

## 10. Consolidated Subsidiaries

The following is a summary of certain financial information of AVM Financial, the Partnership's fully consolidated subsidiary:

*December 31, 2025*

| | *(in thousands)* |
|---|---|
| Total assets | $ 923 |
| Shareholder's equity | 533 |

The shareholder's equity of AVM Financial is $533,000 and is not included as capital in the computation of the Partnership's net capital, because it does not meet the inclusion criteria under the applicable regulations.

## 11. Subsequent Events

The Partnership evaluated all events that occurred through the date the consolidated statement of financial condition was available to be issued. During such period, the Partnership did not have any

**AVM, L.P.**
**(an Illinois limited partnership)**
**December 31, 2025**
**Notes to Consolidated Statement of Financial Condition (continued)**

subsequent events requiring recognition or disclosure in the consolidated statement of financial condition.